MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

January 24, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD REPORTS COAL CANYON DRILL RESULTS

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has received phase one drilling results on the Coal Canyon project in Eureka County, Nevada.  Miranda’s joint venture partner, Golden Aria Corporation (“Golden Aria”), completed a two-hole drill program totaling 2,020 ft (615.8m).  The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 ft (9.1m) to 200 ft (61m)-thick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

The Coal Canyon property consists of 64 unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture's ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies two square miles (5.2 square kilometers) of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important hosts for gold mineralization on the Cortez Trend.

Past exploration focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others, adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has encountered significant gold mineralization of up to 85 feet of 0.022 oz Au/t (26m of 0.753 g Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification.
Orientation surveys conducted by Golden Aria demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential geophysical anomalies. The conceptual target inferred from geophysics and surface mapping is for broad zones of silicification enveloping vertically extensive, oxidizing sulfides, which could represent pyritic dikes within gold-bearing fault zones.  These target concepts should be the focus of continued exploration in 2007, despite the assay results of this limited drill program.

All drill samples were collected with a reverse circulation drill using 10 foot sample intervals.  Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QC/QA included the insertion of numerous standards into the sample stream.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Golden Aria Corp., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Manager at 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.